FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Form Last Updated by the NYSE on February 8, 2005

Section 303A
Foreign Private Issuer
Annual Written Affirmation*

TURKCELL ILETISIM HIZMETIERI A.S. (the “Company”) has checked the appropriate box below:

☒ The Company hereby affirms the following to the New York Stock Exchange (“NYSE”) without qualification:

or

☐  Other than any non-compliance that is specifically described on Exhibit A1 to this affirmation, the Company hereby affirms the following to the NYSE2:

A.    Audit Committee (Section 303A.063)

The Company has an Audit Committee meeting the requirements of SEC Rule 10A-3 or the Company is exempt therefrom. To the extent the Company is relying on an exemption provided under SEC Rule 10A-3, a specific, brief description of the basis for such reliance and a citation to the relevant portion of Rule 10A-3 is provided on Exhibit B.

To the extent that the Company has an Audit Committee, each member satisfies the independence requirements set out in Rule 10A-3. To the extent the Company is relying on an exemption from Rule 10A-3 with respect to any individual member of the Audit Committee, a specific, brief description of the basis for such reliance and a citation to the relevant portion of Rule 10A-3 is provided on Exhibit B.

Attached as Exhibit C is a list of those individuals who currently comprise the full membership of the Audit Committee of the Board of Directors. With respect to each member of the audit committee who is also a director of the Company, the Company has also provided on Exhibit C a brief biography, including disclosure on share ownership in the Company and a brief description of any existing business relationships and/or fee arrangements with the Company, as applicable.

_________________

1

The Company must provide detailed disclosure on Exhibit A noting which standard it is not in compliance with, the reason for such non-compliance and a specific timetable for the company’s return to compliance. To the extent that this Written Affirmation has been signed by the Company’s CEO, the Company need not also submit a notice of non-compliance as required by Section 303A.12(b).

2	If the Company is unable to execute the affirmation without qualification, the Company must check this box.
3	Section 303A.06 incorporates the requirements of Rule 10A-3, promulgated by the US Securities and Exchange Commission under the Securities Exchange Act of 1934.

Form Last Updated by the NYSE on February 8, 2005

B.   Statement of Significant Differences (Section 303A.11)

The Company has provided the statement of significant corporate governance differences required by Section 303A.11 either (1) in the Company’s annual report to U.S. shareholders distributed in accordance with Sections 103.00 and 203.01 of the NYSE’s Listed Company Manual or (2) on the Company’s website and an appropriate reference to that location has been included in the Company’s annual report to U.S. shareholders distributed in accordance with Sections 103.00 and 203.01 of the NYSE’s Listed Company Manual. The method and location of disclosure chosen by the Company has been indicated on Exhibit B.

There is no specified form for the Exhibit A and C attachments, if applicable. The form of Exhibit B is specified and is available on www.nyse.com.

*Please submit no later than 30 days after July 31, 2005, by hard copy to:

Corporate Governance Department
New York Stock Exchange
20 Broad Street, 17th Floor
New York, NY 10005
Attn: Allison McMillan
Corporate Governance Manager
Telephone No. 212-656-4542

Alternatively, the completed form may either be faxed to Allison McMillan at (212) 656-5780 or a scanned version may be sent via email to amcmillan@nyse.com.

Note:  THE NYSE WILL NOT ACCEPT IF RETYPED, MODIFIED OR IF ANY TEXT OR FOOTNOTES ARE DELETED. If you have any questions regarding applicability to your company’s circumstances, please call the Corporate Governance Department prior to submission.

Exhibit B to
Foreign Private Issuer
Section 303A Annual Written Affirmation

Company Name:

1 Section 303A.06 Audit Committee Requirements	2 Applicable Exemption	3 Rule 10A-3 Disclosure	4 Location of Disclosure (Specifiy the document where the disclosure, if applicable, can be found, including a cite to the applicable page number inf the disclosure document

  Disclose in column (2) whether the Company
or any individual member of the Company’s
audit committee is relying on an exemption
provided by Rule 10A-3 and provide a
specific, brief description of the basis
for reliance and reference to the
provision of Rule 10A-3 being relied
upon. In addition, if an individual
member of the Company’s audit committee is
relying on an exemption from Rule 10A-3,
provide the name of that individual.

For ease of reference, a brief description
of the available Rule 10A-3 exemptions is
set out on page 3.
Each of Mr. Yavuz Baylan and Mr.
Nazmi Tanju Türegün sits on the
board of directors of Turkcell and
on the board of directors of
Turkcell's affiliate Turktell
Uluslararasi Yatirim Holding A.S.;
and otherwise meets the
independence requirements of Rule
10A 3(b)(1)(ii) for each such
entity. Mr. Yavuz Baylan and Mr
Nazmi Tanju Türegün are therefore
exempt from the independence
requirements of Rule 10A
3(b)(1)(ii)(B) pursuant to Rule 10A
3(b)(1)(iv)(B).
Rule 10A-3(d) requires the Company to
disclose its reliance on certain
exemptions provided by Rule 10A-3 (for
convenience, we have indicated on page
3 whether or not disclosure is
required), as well as to provide an
assessment of the impact of such
reliance, in the Company’s annual
report on Form 10-K, 20-F or 40-F filed
with the SEC. If the company is
relying on one of these exemptions,
provide a specific reference to the
location of such disclosure in column
(4).

Note for 2005:  The above-noted
disclosure is mandatory, as applicable,
in the Company’s first annual report on
Form 10-K, 20-F or 40-F filed with the
SEC with respect to fiscal periods that
end on or after July 31, 2005.

1 Section 303A.11 Significant Corporate Governance Differences	2 Method of Disclosure	3 Disclosure Document	4 Location of Disclosure (Page Number of Disclosure Document OR URL of Company Web Site (including specific web page containing disclosure item) If not applicable, mark as “N/A”

Disclose in column (2) the method by
which the company has disclosed the
significant ways in which its corporate
governance practices differ from those
required of domestic companies under
NYSE standards: either (a) on its
company website (in English and
accessible from the United States) or (b)
in the annual report distributed to U.S.
shareholders in accordance with
Sections 103.00 and 203.01 of the
NYSE Listed Company Manual (the
“Annual Report”).

In addition, if the Company chooses to
post the disclosure to its website, it is
also required to include a statement
informing shareholders of that fact and
providing the web address at which the
full information may be obtained in the
Annual Report.
Significant ways in which the
Company's corporate governance
practices differ from those required
of domestic companies under NYSE
standards may be found in the annual
report distributed to U.S.
shareholders in accordance with
Sections 103.00 and 203.01 of the
NYSE Listed Company Manual.
Depending on the method of disclosure
indicated in column (2), provide the
location of the required disclosure in
column (4).

Note for 2005:  As indicated in column
(1), companies can satisfy the Section
303A.11 disclosure requirements either
by (a) posting the disclosure to their
website, with a statement in their
Annual Report informing shareholders
of that fact and providing the web
address at which the full information
may be obtained or (b) including the
full disclosure in the Annual Report.
Companies were required to be in
compliance with Section 303A.11 by the
earlier of their first annual meeting
after January 15, 2004 or October 31,
2004 (the “Section 303A Compliance
Date”). To the extent that a company
chooses to satisfy Section 303A.11 by
posting their disclosure to their
website, the required statement must
be included in the first Annual Report
dated and distributed after the
Section 303A Compliance Date.
Similarly, if the company chooses to
satisfy the requirement by including
the full disclosure in the Annual
Report, it must include such
information in the first Annual Report
dated and distributed after the
Section 303A Compliance Date.
Significant ways in which the
Company's corporate governance
practices differ from those
required of domestic companies
under NYSE standards are described
in pages 164-167 of the annual
report distributed to U.S.
shareholders in accordance with
Sections 103.00 and 203.01 of the
NYSE Listed Company Manual.

Available Exemptions Under Rule 10A-3 for foreign private issuers:

Rule 10A-3(b)(1)(iv)(A) – This provision provides a transitional exemption for a company listing in connection with an initial public offering of securities.

Rule 10A-3(b)(1)(iv)(B) – This provision provides an exemption to allow an otherwise independent director who serves on the board of directors of both a listed company and an affiliate to serve on the audit committee of the listed company. (Companies are not required to disclose reliance on this exemption in their annual report filed with the SEC.)

Rule 10A-3(b)(1)(iv)(C) – This provision provides an exemption to allow an employee who is not an executive officer to serve on the audit committee if elected/named to the board or the audit committee pursuant to the listed company’s governing law or documents, an employee collective bargaining agreement or other similar agreement or other home country legal or listing requirements.

Rule 10A-3(b)(1)(iv)(D) – This provision provides an exemption to allow a director who is an affiliate of or a representative of an affiliate of the listed company to be a member of the audit committee to the extent that the director is not a voting member or Chairperson of the audit committee and to the extent that neither the director nor the affiliate the director represents is an executive officer of the Company.

Rule 10A-3(b)(1)(iv)(E) – This provision provides an exemption for a director who is the representative or designee of a foreign government or foreign governmental entity that is an affiliate of the Company to the extent the director is not an executive officer of the Company.

Rule 10A-3(c)(1) – This provision provides a general exemption from the requirement to have an audit committee where the Company is listing securities but satisfies the requirements of Rule 10A-3 with respect to another class of securities already listed on a national securities exchange or national securities association. (Companies are not required to disclose reliance on this exemption in their annual report filed with the SEC.)

Rule 10A-3(c)(2) – This provision provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the Subsidiary’s parent company satisfies the requirements of Rule 10A-3 with respect to a class of equity securities already listed on a national securities exchange or market and the subsidiary:

•	is directly or indirectly consolidated by the parent; or
•	is at least 50% beneficially owned.

This exemption does not apply to a subsidiary that has issued equity securities, other than non-convertible, non-participating preferred securities. (Companies are not required to disclose reliance on this exemption in their annual report filed with the SEC.)

The above summary of the provisions of SEC Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstances be relied upon as an authoritative statement of SEC rules.

Rule 10A-3(c)(3) – This provision provides a general exemption from the requirement to have an audit committee for a company that meets the following requirements:

•	The Company has a board of auditors (or similar body) or has statutory auditors, established and selected pursuant to home country legal or listing provisions.

•	The board or body, or statutory auditors, is required by home country legal or listing requirements to be either: (A) separate from the board of directors; or (B) composed of one or more members of the board of directors and one or more members that are not also members of the board of directors.

•	The board or body, or statutory auditors, are not elected by management of the Company and no executive officer of the Company is a member of such board or body.

•	Home country legal or listing provisions set forth or provide for standards for the independence of such board or body, or statutory auditors, from the Company or its management.

•	Such board or body, or statutory auditors, in accordance with any applicable home country legal or listing requirements or the Company’s governing documents, are responsible, to the extent permitted by law, for the appointment, retention and oversight of the work of any public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

•	The audit committee requirements of paragraphs 10A-3(b)(3) (Complaint procedures), 10A-3(b)(4) (Authority to engage advisors) and 10A-3(b)(5) (Funding) apply to the extent permitted by law.

The above summary of the provisions of SEC Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstances be relied upon as an authoritative statement of SEC rules.

August 26, 2005

EXHIBIT C

Turkcell’s Audit Committee of the Board of Directors is comprised of the following members:

Mr. Yavuz Baylan, chairman of the Committee, age 56, was appointed as a member of the Turkcell Board of Directors on April 29, 2005. As of July 4, 2005, Mr. Baylan is also a director of Turkcell’s affiliate Turktell Uluslararasi Yatirim Holding A.S. Mr. Baylan worked as a Certified Financial Analyst in the Ministry of Finance and served as an auditor for several local and international companies. Mr. Baylan currently serves as the Board Chairman, founding shareholder, and chartered accountant of Baylan Bagimsiz Denetim. Mr. Baylan majored in economics and law at Istanbul University. Mr. Baylan owns one share in Turkcell, which is less than 1% of our outstanding shares. Mr. Baylan has no existing business relationships with, and receives no compensation or other compensatory fees from, Turkcell or any affiliates thereof, except to the extent he may seek reimbursement of his expenses incurred in connection with his service as a director and as a member of a committee of the board.

Mr. Nazmi Tanju Türegün, member of the Committee, age 59, was appointed as a member of the Turkcell Board of Directors on April 29, 2005. As of July 4, 2005, Mr. Türegün is also a director of Turkcell’s affiliate Turktell Uluslararasi Yatirim Holding A.S. Mr. Turegun has been involved in several business activities related to the construction sector and foreign trade. Currently, Mr. Turegun is the Chief Executive Officer and a member of the Board of Directors of Kometika A.S., which operates in the cosmetics sector. After having graduated from Galatasaray High School, Mr. Turegun studied architecture in Turkey and city and regional planning at ULB Universite de Bruxelles. Mr. Türegün owns one share in Turkcell, which is less than 1% of our outstanding shares. Mr. Türegün has no existing business relationships with, and receives no compensation or other compensatory fees from, Turkcell or any affiliates thereof, except to the extent he may seek reimbursement of his expenses incurred in connection with his service as a director and as a member of a committee of the board.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 26, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer